March 5, 2008

BY EDGAR AND FEDEX

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Re:	Interep National Radio Sales, Inc.

File No. 0-28395

Form 10-K for Fiscal Year Ended December 31, 2006

Forms 10-Q for March 31, 2007 and June 30, 2007

Dear Mr. Spirgel:

I refer to your letters of January 7, 2008 and October 24, 2007 to David E. Kennedy, Chief Executive Officer of Interep National Radio Sales, Inc. (the “Company”), the telephone conference call of January 23, 2008 among Kyle Moffat and Sharon Virga of the Staff of the Commission, Harvey Fenster and Larry Markowitz, and several other telephone conversations between Ms. Virga and Mr. Markowitz. As requested by Ms. Virga, this will formally respond to the matters raised in your January 7, 2008 letter.

The responses below are keyed to the comments set forth in that letter and the comments are restated for your convenience.

A.	Report of Independent Registered Public Accounting Firm, page F-2

1. Please refer to prior comment 1. We note that your amendment filed on December 11, 2007 only included the requested audit report and did NOT include the financial statements. Please amend your Form 10-K to include the complete financial statements along with the report that references all financial statements presented rather than just the two years ended December 31, 2006.

100 Park Avenue, 5th Floor, New York, NY, 10017 (212) 916-0700 Fax: (212) 916-0790 www.interep.com

Mr. Larry Spirgel

March 5, 2008

The Company will file a second Form 10-K/A amendment that includes the complete financial statements as well as the revised report promptly after the matters discussed in item B below are resolved.

B.	Consolidated Statements of Operations, page F-4

2. Please refer to prior comment 2. We believe that the presentation of a line item “costs of commission revenues” to comply with Rule 5-03 (b) of Regulation S-X would be useful to investors. Also, since the amortization of the cost of obtaining station representation contracts are directly attributable to the generation of revenue, you should comply with SAB Topic 11:B. Please revise.

Following the conference call of January 23, 2008 referred to above, the Company gave a great deal of consideration to this comment of the Staff, including the preparation of a statement of income on a basis including a cost of commission revenues line item consisting of selling expenses and amortization of contract buyouts line items. The Company also reviewed the financial statements of a number of advertising agencies and other companies that it believed have operations that may be reasonably deemed to be similar to the Company’s business.

This work has led us to conclude that inclusion of a costs of commission revenues line item would not provide any meaningful additional information to investors and might well make the Statement of Operations more complex and harder to understand. We do not believe that the suggested change warrants the time and expense that would be involved in redoing the Company’s 2007 financial statements, as well as the revision of the corresponding Management’s Discussion and Analysis sections of its 2006 Form 10-K and 2007 Forms 10-Q.

The Company understands that the cost of revenues requirement of Rule 5-03(b) of Regulation S-X insures that information as to a company’s margins may be easily ascertained from its financial statements, but no meaningful or useful margin information would be provided by the Company’s application of this presentation. The Company’s income is derived from a single source, commission revenues earned from providing national spot radio advertising services pursuant to exclusive representation contracts with its client radio stations. In determining the costs of generating such income, while the Company’s selling expenses may certainly be differentiated from its general and administrative expenses, we respectfully submit that it is not meaningful to include the former expenses “above the line” and the other expenses below.

There are currently no other representation firms that are publicly-traded, so the Company cannot point to the current financial presentation of any of its competitors for this purpose. We note that the Statements of Operations of Katz Media Group, Inc., the Company’s principal competitor, from the period when it was a registrant with the Commission, did not provide a cost of revenues line item. (See the attached Consolidated Statement of Operations of Katz for the period ending December 31, 1994 from its IPO prospectus as an example.) The Company believes, however, that the closest analogy to the Company’s business where there are publicly-available financial statements is the advertising agency industry, since, among other reasons, agency income largely consists of commissions and agency expenses primarily consist

Mr. Larry Spirgel

March 5, 2008

of the same types of personnel, telecommunications and office expenses that comprise the Company’s selling expenses and general and administrative expenses.

In this regard, I refer the Staff to the Forms 10-K for the years ended December 31, 2006 for Omnicon Group Inc. (Commission File No. 1-10551) and The Interpublic Group of Companies, Inc. (Commission File No. 1-6686). You will note that with respect to the Consolidated Statements of Operations of both of these companies, there is a line item for Revenue and a line item for Operating Expenses, in each case further divided into line items for salary and service costs (Omnicon) or salaries and related expenses (Interpublic) and office and general expenses (both companies). There is no cost of revenues line item, we suspect for the same reason that we have noted above, that there is little or no useful margin or other information to be ascertained from including such a line item in the case of advertising business, just as with the media representation business.

On the basis of this new information, I respectfully request that the Staff reconsider its position on this item so that the Company, a voluntary filer, can avoid the time and expense of reclassifying its financial statements, revising its MD&As and incurring additional audit expense for prior years.

C.	Consolidated Statements of Cash Flows, page F-6

3. Please refer to prior comment 3. It is still unclear from your response why you believe it is appropriate to include representation contract acquisition payments in cash flows from financing activities. In this regard, it is unclear why cash inflows from representation contract payments is included in operating cash flows, while cash outflows from representation contract payments are included in financing activities, Please advise or revise.

In a letter to the Company of February 10, 1999 setting forth comments on the Company’s S-4 registration statement relating to its 10% Senior Notes, the Staff asked the Company to revise its financial statements to include cash inflows from representation contract termination payments in Cash flows from investment activities and to include cash outflows from representation contract termination payments in Cash flows from financing activities. After discussions between the Staff and the Company, the Staff withdrew its comment on cash inflows and the Company adopted the Staff’s comment on outflows, as set forth in the Company’s Memorandum to the Staff of February 16, 1999.

As a result of other Staff comments, the Company has recognized the gain to the Company from the termination of representation contracts immediately as income from operations in the year of termination. Accordingly, the Company agreed with the Staff that including such income in Cash flows from operating activities is entirely appropriate and has done so at all times since its discussions with the Staff.

While the Company is not completely sure about the reasons for the Staff’s position on cash outlfows from representation contract termination payments, given the passage of nine years, our best recollection is that the Staff viewed such payments as analagous to debt payments, as the acquisition of a representation contract by the Company

Mr. Larry Spirgel

March 5, 2008

resulted in a schedule of payments to be made in monthly installments over an agreed period. Indeed, such termination payments are included with debt obligations in the liabilities portion of the Company’s balance sheet. Given these factors, we submit that the inclusion of cash outflows in Cash flows from financing activities is reasonable and well founded.

D.	Forms 10-Q for March 31 and June 30, 2007

4. Revise as applicable for comments issued regarding Form 10-K for the year Ended December 31, 2006.

Based on the responses to the preceding comments, the Company believes that the no further changes are required for the above-referenced Forms 10-Q.

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have any questions or require anything further with respect to this matter.

Very truly yours,

/s/ William J. McEntee
William J. McEntee
Senior Vice President and Chief Financial Officer

cc:	Ms. Sharon Virga

Mr. Kyle Moffatt

Mr. David E. Kennedy

Laurence S. Markowitz, Esq.

Mr. Harvey Fenster

KATZ MEDIA GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(000’s omitted, except share information)

For the Period August l2,1994 through December 31, 1994
Operating revenues, net	$81,403

Operating expenses:
Salaries and related costs	42,730
Selling, general and administrative	15,208
Depreciation and amortization	9,127

Total operating expenses	67,065

Operating income	14,338
Other expense (income):
Interest expense	14,939
Interest (income)	(131)

Total other expense, net	14,808

(Loss) before income tax provision	(470)
Income tax provision	698

Net (loss)	$(1,168)

Net (loss) per common and common equivalent share	$(0.13)

Weighted average common and common equivalent shares	8,808,243

The accompanying notes are an integral part of these consolidated statements.

F-4